UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2019 and 2020.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to grow our business;

•	the impact of our indebtedness and the restrictions in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned; and

•	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2019, filed with the SEC on March 27, 2020, as amended on April 2, 2020.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

RISK FACTORS

Our significant business risks are described in Item 3.d. in our Annual Report on Form 20F, as filed with the SEC on March 27, 2020, as amended on April 2, 2020. You should be aware that these risk factors and other information may not describe every risk facing the Company. In addition to the risks disclosed in that filing, following are additional updates to our risk factor disclosures with respect to our business.

The Covid-19 pandemic has impacted the dry bulk shipping industry and could have a material adverse impact on our business and operations.

Since the beginning of the calendar year 2020, the outbreak of the Covid-19 pandemic has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. Depending on the course of the Covid-19 pandemic, such measures could be newly imposed or reimposed in certain countries. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the Covid-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The Covid-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely.

Moreover, we face significant risks to our personnel and operations due to the Covid-19 pandemic. Our crews face risk of exposure to Covid-19 as a result of travel to ports in which cases of Covid-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of Covid-19.

Measures against Covid-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we have experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Finally, Covid-19 and measures against it have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels.

In addition, organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

The continuation of the Covid-19 pandemic and one or more of the events described above could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2020

COMPANY NAME

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2019 and 2020.

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six-month periods ended June 30, 2019 and 2020. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2020, as amended on April 2, 2020 (the “2019 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2019 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, Oslo, New York, Limassol and Singapore. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.” Following, and in connection with, the Songa Vessel Purchase Transaction, as defined in the 2019 Annual Report, our common shares also traded on the Oslo Stock Exchange (“OSE”) (secondary listing) under the same ticker. On June 4, 2020 the OSE granted our request for delisting our common shares from the OSE. Our common shares were delisted from the OSE on August 3, 2020.

Our Fleet

As of September 29, 2020, our owned fleet consisted of 116 operating vessels with an aggregate carrying capacity of approximately 12.9 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels. We believe our Company is the largest US listed dry bulk operator in terms of number vessels and deadweight tonnage.

The following tables present summary information relating to our fleet as of September 29, 2020:

Existing On the Water Fleet

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath (1)	Newcastlemax	209,537	2015	July-15
2	Gargantua (1)	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj (1)	Newcastlemax	209,472	2015	July-15
5	Star Leo	Newcastlemax	207,939	2018	May-19
6	Star Laetitia	Newcastlemax	207,896	2017	August-18
7	Star Ariadne	Newcastlemax	207,812	2017	March-17
8	Star Virgo	Newcastlemax	207,810	2017	March-17
9	Star Libra (1)	Newcastlemax	207,765	2016	June-16

10	Star Sienna	Newcastlemax	207,721	2017	August-18
11	Star Marisa	Newcastlemax	207,709	2016	March-16
12	Star Karlie	Newcastlemax	207,566	2016	August-18
13	Star Eleni	Newcastlemax	207,555	2018	January-18
14	Star Magnanimus	Newcastlemax	207,490	2018	March-18
15	Debbie H	Newcastlemax	206,861	2019	May-19
16	Star Ayesha	Newcastlemax	206,852	2019	July-19
17	Katie K	Newcastlemax	206,839	2019	April-19
18	Leviathan	Capesize	182,511	2014	September-14
19	Peloreus	Capesize	182,496	2014	July-14
20	Star Claudine	Capesize	181,258	2011	July-18
21	Star Ophelia	Capesize	180,716	2010	July-18
22	Star Martha	Capesize	180,274	2010	October-14
23	Star Pauline	Capesize	180,233	2008	December-14
24	Pantagruel	Capesize	180,181	2004	July-14
25	Star Borealis	Capesize	179,678	2011	September-11
26	Star Polaris	Capesize	179,546	2011	November-11
27	Star Lyra	Capesize	179,147	2009	July-18
28	Star Janni	Capesize	178,978	2010	January-19
29	Star Marianne	Capesize	178,906	2010	January-19
30	Star Angie	Capesize	177,931	2007	October-14
31	Big Fish	Capesize	177,662	2004	July-14
32	Kymopolia	Capesize	176,990	2006	July-14
33	Star Triumph	Capesize	176,343	2004	December-17
34	Star Scarlett	Capesize	175,800	2014	August-18
35	Star Audrey	Capesize	175,125	2011	August-18
36	Big Bang	Capesize	174,109	2007	July-14
37	Star Paola	Mini-Capesize	115,259	2011	August-18
38	Star Eva	Mini-Capesize	106,659	2012	August-18
39	Amami	Post Panamax	98,681	2011	July-14
40	Madredeus	Post Panamax	98,681	2011	July-14
41	Star Sirius (1)	Post Panamax	98,681	2011	March-14
42	Star Vega (1)	Post Panamax	98,681	2011	February-14
43	Star Aphrodite	Post Panamax	92,006	2011	August-18
44	Star Piera	Post Panamax	91,952	2010	August-18
45	Star Despoina	Post Panamax	91,945	2010	August-18
46	Star Electra	Kamsarmax	83,494	2011	July-18
47	Star Angelina	Kamsarmax	82,981	2006	December-14
48	Star Gwyneth	Kamsarmax	82,790	2006	December-14
49	Star Kamila	Kamsarmax	82,769	2005	September-14
50	Star Luna	Kamsarmax	82,687	2008	July-18
51	Star Bianca	Kamsarmax	82,672	2008	July-18
52	Pendulum	Kamsarmax	82,619	2006	July-14
53	Star Maria	Kamsarmax	82,598	2007	November-14
54	Star Markella	Kamsarmax	82,594	2007	September-14
55	Star Danai	Kamsarmax	82,574	2006	October-14
56	Star Jeannette	Kamsarmax	82,567	2014	August-18
57	Star Georgia	Kamsarmax	82,298	2006	October-14
58	Star Sophia	Kamsarmax	82,269	2007	October-14
59	Star Mariella	Kamsarmax	82,266	2006	September-14

60	Star Moira	Kamsarmax	82,257	2006	November-14
61	Star Nina	Kamsarmax	82,224	2006	January-15
62	Star Renee	Kamsarmax	82,221	2006	December-14
63	Star Nasia	Kamsarmax	82,220	2006	August-14
64	Star Laura	Kamsarmax	82,209	2006	December-14
65	Star Jennifer	Kamsarmax	82,209	2006	April-15
66	Star Mona	Kamsarmax	82,188	2012	July-18
67	Star Helena	Kamsarmax	82,187	2006	December-14
68	Star Astrid	Kamsarmax	82,158	2012	July-18
69	Star Alessia	Kamsarmax	81,944	2017	August-18
70	Star Calypso	Kamsarmax	81,918	2014	July-18
71	Star Charis	Kamsarmax	81,711	2013	March-17
72	Star Suzanna	Kamsarmax	81,711	2013	May-17
73	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
74	Stardust	Kamsarmax	81,502	2011	July-18
75	Star Sky	Kamsarmax	81,466	2010	July-19
76	Star Lydia	Kamsarmax	81,187	2013	August-18
77	Star Nicole	Kamsarmax	81,120	2013	August-18
78	Star Virginia	Kamsarmax	81,061	2015	August-18
79	Star Genesis	Kamsarmax	80,705	2010	July-19
80	Star Flame	Kamsarmax	80,448	2011	July-19
81	Star Iris	Panamax	76,466	2004	September-14
82	Star Emily	Panamax	76,417	2004	September-14
83	Idee Fixe (1)	Ultramax	63,458	2015	March-15
84	Roberta (1)	Ultramax	63,426	2015	March-15
85	Laura (1)	Ultramax	63,399	2015	April-15
86	Kaley (1)	Ultramax	63,283	2015	June-15
87	Kennadi (1)	Ultramax	63,262	2016	January-16
88	Mackenzie (1)	Ultramax	63,226	2016	March-16
89	Star Apus (1)	Ultramax	63,123	2014	July-19
90	Star Wave (1)	Ultramax	61,491	2017	July-18
91	Star Challenger (1)	Ultramax	61,462	2012	December-13
92	Star Fighter (1)	Ultramax	61,455	2013	December-13
93	Star Lutas	Ultramax	61,347	2016	January-16
94	Honey Badger (1)	Ultramax	61,320	2015	February-15
95	Wolverine (1)	Ultramax	61,292	2015	February-15
96	Star Antares (1)	Ultramax	61,258	2015	October-15
97	Star Monica	Ultramax	60,935	2015	August-18
98	Star Acquarius	Ultramax	60,916	2015	July-15
99	Star Pisces (1)	Ultramax	60,916	2015	August-15
100	Star Glory	Supramax	58,680	2012	July-18
101	Star Pyxis (1)	Supramax	56,615	2013	August-19
103	Star Hydrus (1)	Supramax	56,604	2013	August-19
105	Diva	Supramax	56,582	2011	July-17
102	Star Cleo (1)	Supramax	56,582	2013	July-19
104	Star Centaurus (1)	Supramax	56,559	2012	September-19
109	Star Hercules (1)	Supramax	56,545	2012	July-19
111	Star Pegasus (1)	Supramax	56,540	2013	July-19
107	Star Cepheus (1)	Supramax	56,539	2012	July-19

108	Star Columba (1)	Supramax	56,530	2012	July-19
110	Star Dorado (1)	Supramax	56,507	2013	July-19
106	Star Aquila (1)	Supramax	56,506	2012	July-19
112	Star Bright	Supramax	55,783	2010	October-18
113	Strange Attractor	Supramax	55,742	2006	July-14
114	Star Omicron	Supramax	53,489	2005	April-08
115	Star Zeta	Supramax	52,994	2003	January-08
116	Star Theta	Supramax	52,425	2003	December-07
	Total dwt:		12,859,300

(1)

Subject to a bareboat lease which meets the criteria of a financing transaction. See Note 6 and 15 to our consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds have been cash from operations, equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to acquire our vessels and grow our fleet, maintain the quality of our vessels and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of newbuilding vessel installments and second hand vessel acquisitions, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt, or bareboat lease financings, equity issuances and vessel sales.

As of June 30, 2020, the Company has negative working capital of $101.0 million. As further discussed in Note 15 to our unaudited interim condensed consolidated financial statements, subsequent to June 30, 2020, we completed a number of refinancing transactions which as of the date of this report increased our cash balance by $113.5 million. In addition we continue to generate positive cash flows from operating activities.

As of June 30, 2020, we had $1,561.4 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our finance lease obligations and the 2022 Senior Notes, net of unamortized debt issuance costs, of which $220.1 million is scheduled to be repaid in the next twelve months. As of June 30, 2020, our cash balance was $107.6 million, including $7.5 million of legally restricted cash, due to cash collateral requirements contained in our loan agreements, and $22.6 million cash held as collateral for our open positions on freight derivatives and bunker swaps. As of December 31, 2019, our cash balance was $126.3 million, including $8.0 million of legally restricted cash, due to cash collateral requirements contained in our loan agreements, and $0.4 million cash held as collateral for our open positions on freight derivatives and bunker swaps. For further information relating to our loan agreements, 2022 Senior Notes, finance lease obligations and our commitments, please see Notes 7, 9 and 21 to our audited consolidated financial statements for the year ended December 31, 2019, included in our 2019 Annual Report, and Notes 6, 8 and 15 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2020, included elsewhere herein.

Our debt agreements contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, a summary of these terms included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, finance leases and the issuance of new equity. Our practice has been to acquire dry bulk vessels using a combination of funds from operations and bank debt and lease financing secured by mortgages on our dry bulk vessels, to the extent applicable. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if conditions in dry bulk market deteriorate, we may not be able to obtain new borrowings on favorable terms or at all. Furthermore, our stock price and the stock prices of shipping companies in general have been volatile, and if adverse market conditions prevail, we may not be able to raise additional equity financing. Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk vessels and the selective sale of older dry bulk vessels. Such transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk vessels on favorable terms.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Covid-19 pandemic will impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2020.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreighment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization of our fleet associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six-month period ended June 30,
(TCE rates expressed in U.S. Dollars)	2019	2020
Average number of vessels (1)	107.2	116.0
Number of vessels (2)	108	116
Average age of operational fleet (in years) (3)	8.1	8.7
Ownership days (4)	19,412	21,112
Available days (5)	17,987	19,426
Charter-in days (6)	3,208	726
Time Charter Equivalent Rate (TCE rate) (7)	$10,880	$10,128

(1)

Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)

As of the last day of the periods reported.

(3)

Average age of our operational fleet is calculated as of the end of each period.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to bareboat leases which meet the criteria of a financing transaction.

(5)

Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.

(6)

Charter-in days are the total days that we charter-in vessels not owned by us.

(7)

Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that they provide useful information to investors regarding the Company's financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated statement of operations.

	Six-month period ended June 30,
(In thousands of U.S. Dollars, except for TCE rates expressed in U.S. Dollars)	2019	2020
Voyage revenues	$324,282	$306,996
Less:
Voyage expenses	(91,329)	(115,072)
Charter-in hire expenses	(44,442)	(14,053)
Realized gain/(loss) on FFAs/bunker swaps	8,370	19,592
Amortization of fair value of below/above market acquired time charter agreements	(1,186)	(718)
Time charter equivalent revenues	195,695	196,745
Available days	17,987	19,426
Daily time charter equivalent rate (“TCE”)	$10,880	$10,128

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters, ballast voyages or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third and related parties providing mainly certain procurement services to our fleet.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets or liabilities until they are settled. Any such settlements by us or settlements to us under FFAs or freight options are recorded under (Gain)/Loss on forward freight agreements and bunker swaps.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses.

The fair value of freight derivatives and bunker swaps are determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as the London Clearing House (LCH) or the Singapore Exchange (SGX)). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including finance leases) and the 2022 Notes. We also incurred financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of that debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/ (Loss) on derivative financial instruments.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

The six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019

Voyage revenues net of Voyage expenses: Voyage revenues for the six months ended June 30, 2020 decreased to $307.0 million from $324.3 million in the corresponding period in 2019. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $196.7 million compared to $195.7 million for the corresponding period in 2019. TCE Revenues were positively impacted by an increase in realized gain on FFAs and bunker swaps of $19.6 million in the first six month period of 2020 compared to a realized gain of $8.4 million in the corresponding period in 2019, partially counterbalancing the negative impact of COVID-19 in the dry bulk market. As a result, the TCE rate for the first six month period of 2020 was $10,128 compared to $10,880 for the corresponding period in 2019.

Charter-in hire expenses: Charter-in hire expenses for the six months ended June 30, 2020 and 2019 were $14.1 million and $44.4 million, respectively. This decrease is attributable to the significant decrease in charter-in days from 3,208 in the first six month period of 2019 to 726 in the corresponding period in 2020.

Vessel operating expenses: For the six months ended June 30, 2020 and 2019, vessel operating expenses were $85.2 million and $78.1 million, respectively. This increase was primarily due to the increase in the average number of vessels to 116.0 from 107.2.

Dry docking expenses: During the first six months of 2020,  we incurred $20.9 million dry docking expenses mainly attributable to 25 of our vessels that completed their periodic dry docking surveys within such period. During the first six month period of 2019, 12 of our vessels completed their periodic dry docking surveys expenses and we incurred $12.3 million dry docking expenses in connection therewith. Additionally, we incurred $16.4 million dry docking expenses in the same period of 2019 in connection with in-progress and upcoming dry dockings.

Depreciation: Depreciation expense increased to $70.0 million for the six-month period ended June 30, 2020, compared to $59.8 million for the six-month period ended June 30, 2019. The increase was mainly driven by the higher average number of vessels in 2020 compared to 2019 as well as due to the increase in the cost basis of our vessels due to the recent installation of scrubber equipment on 114 vessels.

Management fees: Management fees for the six month period ended June 30, 2020 and 2019 were $9.2 million and $8.2 million, respectively. The increase is attributable to the management agreements entered into in connection with the fleet we acquired during the third quarter of 2019.

General and administrative expenses: General and administrative expenses for the six month period ended June 30, 2020 were $15.0 million compared to $17.1 million in the corresponding period in 2019. The decrease is primarily attributable to the decrease in stock-based compensation expense to $1.2 million in the first six months of 2020 from $2.9 million in the first six months of 2019 affected also by the reversal of previously recognized cost of $1.2 million following the reassessment of the probability of achieving the performance conditions for some of our outstanding awards.

Impairment loss: For the six months ended June 30, 2019, impairment loss of $3.4 million was recognized in anticipation of the sale of the Star Anna and Star Gamma and their deliveries to their new owners in September 2019.

(Gain)/Loss on forward freight agreements and bunker swaps: For the six month period ended June 30, 2020, we incurred a gain on FFAs and bunker swaps of $19.5 million, consisting of a realized gain of $19.6 million and an unrealized loss of $0.1 million. For the six-month period ended June 30, 2019, (Gain)/Loss on FFAs and bunker swaps amounted to a $7.4 million gain, consisting of realized gain of $8.4 million and unrealized loss of $1.0 million.

Interest and finance costs net of interest and other income/(loss): Interest and finance costs net of interest and other income/ (loss) for the six months ended June 30, 2020 and 2019 were $37.9 million and $42.7 million, respectively. Despite the increase in the weighted average balance of our outstanding indebtedness to $1,597.3 million during the first six months of 2020 from $1,468.4 million during the first six months of 2019, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the swap agreements that we entered during the second quarter of 2020 and the lower LIBOR rates during the first six months of 2020.

Loss on debt extinguishment: During the six months ended June 30, 2020 and 2019, we recorded a $0.6 million and $1.6 million, respectively, loss on debt extinguishment representing expenses and the non-cash write-off of unamortized deferred finance charges in connection with the refinancing of certain lease and loan agreements.

Cash Flows

Net cash provided by operating activities

Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $55.5 million and $7.6 million, respectively.

Despite the decrease in our operating income (excluding non-cash items) to $67.7 million during the six month period ended June 30, 2020 from $77.2 million during the corresponding period in 2019, our cash provided by operating activities increased in 2020 compared to 2019 due to (i) a net working capital inflow of $22.1 million compared to a net working capital outflow of $19.1 million during the first six months of 2019 and (ii) lower net interest expense for the first six months of 2020 compared to the corresponding period in 2019.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2020 and 2019 was $48.2 million and $132.1 million, respectively.

For the six months ended June 30, 2020, net cash used in investing activities consisted of $51.3 million paid in connection with the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels, offset partially by insurance proceeds of $3.1 million.

For the six months ended June 30, 2019, net cash used in investing activities mainly consisted of (a) $93.2 million paid in connection with our newbuilding and newly acquired vessels and other capitalized expenses and (b) $64.6 million paid for the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels, offset partially by proceeds from the sale of three vessels concluded during the period of $20.0 million and insurance proceeds of $5.7 million.

Net cash provided by financing activities

During the six months ended June 30, 2020, net cash used in financing activities was $25.9 million while during the six months ended June 30, 2019 net cash provided by financing activities was $7.0 million.

For the six months ended June 30, 2020, net cash used in financing activities mainly consisted of:

a)

$149.1 million of proceeds from loan and lease financings including $53.8 million drawn under the HSBC Working Capital Facility;

offset by:

b)

$93.4 million lease and debt repayments in connection with the regular amortization of outstanding vessel financings, $24.2 million repayment under the HSBC Working Capital Facility and $51.6 million early repayment due to the refinancing of certain of our finance agreements;

c)

$0.9 million of financing fees paid in connection with the new financing agreements; and

d)

$4.8 million of dividends paid in March 2020 for the fourth quarter of 2019.

For the six months ended June 30, 2019, net cash provided by financing activities consisted of:

a)

$392.4 million of proceeds from financing, including financing from leases which were used to refinance certain lease and debt agreements and partly finance the delivery installments of our newbuildings and the cost of the newly acquired vessels; offset partially by:

b)

$366.1 million lease and debt obligations paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and finance lease installments, and (ii) early repayment due to the refinancing of certain of our finance agreements and the sale of three of our vessels;

c)

$11.6 million used mainly to repurchase our common shares in open market transactions;

d)

$6.2 million of financing fees paid in connection with new financing agreements; and

e)

$1.5 million of prepayment fees paid in connection with early repaid debt.

Significant Accounting Policies and Critical Accounting Policies

For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2019 Annual Report. There have been no material changes from the “Critical Accounting Policies” previously disclosed in our 2019 Annual Report.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2019 and June 30, 2020 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2019 and 2020	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2019 and 2020	F-4
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the six-month periods ended June 30, 2019 and 2020	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2019 and 2020	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-1

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2019 and June 30, 2020 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2019	June 30, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$117,819	$77,506
Restricted cash, current (Note 8)	7,422	29,094
Trade accounts receivable, net	58,785	32,222
Inventories (Note 4)	51,153	47,172
Due from managers	899	—
Due from related parties (Note 3)	590	140
Prepaid expenses and other receivables	17,745	14,962
Derivatives, current asset portion (Note 13)	216	12,050
Other current assets (Notes 14)	11,413	10,399
Total Current Assets	266,042	223,545

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,965,527	2,939,957
Total Fixed Assets	2,965,527	2,939,957

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,162	1,324
Restricted cash, non-current (Note 8)	1,021	1,020
Leased buildings, right-of-use assets	1,216	1,056
Other non-current assets	3,703	129
TOTAL ASSETS	$3,238,671	$3,167,031

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$150,350	$171,876
Lease financing short term (Note 6)	52,145	48,178
Accounts payable	42,779	43,275
Due to managers	5,781	11,095
Due to related parties (Note 3)	4,017	1,972
Accrued liabilities	46,761	22,555
Derivatives, current liability portion (Note 13)	1,724	14,419
Deferred revenue	7,374	11,151
Total Current Liabilities	310,931	324,521

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $1,179 and $975, as of December 31, 2019 and June 30, 2020, respectively (Note 8)	48,821	49,025
Long term debt, net of current portion and unamortized debt issuance costs of $15,098 and $16,500, as of December 31, 2019 and June 30, 2020, respectively (Note 8)	960,589	977,847
Lease financing long term, net of unamortized debt issuance costs of $3,936 and $3,021, as of December 31, 2019 and June 30, 2020, respectively (Note 6)	369,831	314,433
Derivatives, non-current liability portion (Note 13)	—	3,757
Fair value of below market time charters acquired (Note 7)	2,473	1,755
Leased buildings, operating lease liabilities	1,216	1,056
Other non-current liabilities	770	834
TOTAL LIABILITIES	1,694,631	1,673,228

COMMITMENTS & CONTINGENCIES	—	—

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2019 and June 30, 2020, respectively (Note 9)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 96,073,197 shares issued and 96,066,226 shares (net of treasury shares) outstanding as of December 31, 2019; 96,074,497 shares issued and 96,067,526 shares (net of treasury shares) outstanding as of June 30, 2020 (Note 9)	961	961
Additional paid in capital	2,544,342	2,545,558
Treasury shares (6,971 and 6,971 shares at December 31, 2019 and June 30, 2020, respectively)	(93)	(93)
Accumulated other comprehensive income/(loss)	—	(5,284)
Accumulated deficit	(1,001,170)	(1,047,339)
Total Shareholders' Equity	1,544,040	1,493,803
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,238,671	$3,167,031

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30, 2019	Six months ended June 30, 2020

Revenues:
Voyage revenues (Note 14)	$324,282	$306,996

Expenses
Voyage expenses (Note 3)	91,329	115,072
Charter-in hire expenses (Note 3)	44,442	14,053
Vessel operating expenses	78,133	85,223
Dry docking expenses	28,702	20,883
Depreciation	59,781	69,958
Management fees (Note 3)	8,188	9,202
General and administrative expenses (Note 3)	17,062	14,991
Impairment loss	3,411	—
Other operational loss	—	610
Other operational gain	(171)	(654)
Provision for doubtful debts	1,250	—
(Gain)/Loss on forward freight agreements and bunker swaps (Note 13)	(7,383)	(19,532)
(Gain)/Loss on sale of vessels ( Note 5)	700	—
Total Operating Expenses	325,444	309,806
Operating income / (loss)	(1,162)	(2,810)

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(43,826)	(38,381)
Interest and other income/(loss)	1,096	432
Loss on debt extinguishment (Note 6 and 8)	(1,619)	(618)
Total other expenses, net	(44,349)	(38,567)

Income / (loss) before taxes and equity in income of investee	$(45,511)	$(41,377)
Income taxes	(59)	(27)
Income/(Loss) before equity in income of investee	(45,570)	(41,404)
Equity in income of investee	55	39
Net income/(loss)	(45,515)	(41,365)
Earnings / (Loss) per share, basic	$(0.49)	$(0.43)
Earnings / (Loss) per share, diluted	(0.49)	(0.43)
Weighted average number of shares outstanding, basic (Note 10)	92,457,415	95,797,142
Weighted average number of shares outstanding, diluted (Note 10)	92,457,415	95,797,142

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the six-month periods ended June 30, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30, 2019	Six months ended June 30, 2020
Net income / (loss)	$(45,515)	$(41,365)
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 13)	—	(4,792)
Less:
Reclassification adjustments of interest rate swap (gain)/loss (Note 13)	—	(492)
Other comprehensive income / (loss)	—	(5,284)
Total comprehensive income / (loss)	$(45,515)	$(46,649)

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-4

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
Balance January 1, 2019	92,627,349	$926	$2,502,429	$—	$(980,165)	$(3,145)	$1,520,045
Net income / (loss)	—	—	—	—	(45,515)	—	(45,515)
Amortization of share-based compensation (Note 11)	—	—	2,857	—	—	—	2,857
Acquisition of Songa Vessels	—	—	—	—	—	(93)	(93)
Acquisition of ER vessels	999,336	10	10,053	—	—	—	10,063
Purchase and cancellation of treasury stock	(1,876,685)	(19)	(14,593)	—	—	3,145	(11,467)
BALANCE, June 30, 2019	91,750,000	$917	$2,500,746	$—	$(1,025,680)	$(93)	$1,475,890

Balance January 1, 2020	96,073,197	$961	$2,544,342	$—	$(1,001,170)	$(93)	$1,544,040
Net income / (loss)	—	—	—	—	(41,365)	—	(41,365)
Other comprehensive income / (loss)	—	—	—	(5,284)	—	—	(5,284)
Issuance of vested and non-vested shares and amortization of share-based compensation (Notes 9 and 11)	1,300	—	1,216	—	—	—	1,216
Dividend declared and paid ($0.05 per share) (Note 9)	—	—	—	—	(4,804)	—	(4,804)
BALANCE, June 30, 2020	96,074,497	$961	$2,545,558	$(5,284)	$(1,047,339)	$(93)	$1,493,803

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30, 2019	Six months ended June 30, 2020
Cash Flows from Operating Activities:
Net income / (loss)	$(45,515)	$(41,365)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	59,781	69,958
Amortisation of fair value of above market time charters (Note 7)	167	—
Amortisation of fair value of below market time charters (Note 7)	(1,353)	(718)
Amortization of debt issuance costs (Note 8)	2,575	3,663
Loss on debt extinguishment (Note 6 and 8)	1,619	618
Impairment loss	3,411	—
Loss / (gain) on sale of vessels	700	—
Provision for doubtful debts	1,250	—
Share-based compensation (Note 11)	2,857	1,216
Non-cash effects of derivative financial instruments	1,136	60
Other non-cash charges	142	64
Gain on hull and machinery claims	(30)	(91)
Equity in income of investee	(55)	(39)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(3,392)	26,563
Inventories	(19,255)	3,981
Prepaid expenses and other receivables	(18,919)	1,831
Derivatives	—	(726)
Due from related parties	1,005	450
Due from managers	20	899
Increase/(Decrease) in:
Accounts payable	6,019	92
Due to related parties	(1,152)	(2,045)
Accrued liabilities	5,091	(18,042)
Due to managers	6,609	5,314
Deferred revenue	4,916	3,777
Net cash provided by / (used in) Operating Activities	7,627	55,460

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other fixed assets	(157,794)	(51,297)
Cash proceeds from vessel sales	20,026	—
Hull and machinery insurance proceeds	5,675	3,113
Net cash provided by / (used in) Investing Activities	(132,093)	(48,184)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	392,387	149,135
Loan and lease prepayments and repayments	(366,116)	(169,229)
Financing and debt extinguishment fees paid	(7,740)	(1,020)
Dividends paid	—	(4,804)
Repurchase of common shares	(11,562)	—
Net cash provided by / (used in) Financing Activities	6,969	(25,918)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(117,497)	(18,642)
Cash and cash equivalents and restricted cash at beginning of period	213,877	126,262

Cash and cash equivalents and restricted cash at end of period	$96,380	$107,620

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$41,502	$36,150
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	10,063	—
Vessel upgrades	5,742	20,360

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$83,088	$77,506
Restricted cash, current (Note 8)	6,271	29,094
Restricted cash, non-current (Note 8)	7,021	1,020
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$96,380	$107,620

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

1.       Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, Oslo, New York, Limassol and Singapore. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”) Star Bulk’s common shares also traded on the Oslo Stock Exchange (“OSE”) (secondary listing) under the same ticker. On June 4, 2020 the OSE granted the Company’s request for delisting its shares from the OSE. The Company’s common shares were delisted from the OSE on August 3, 2020.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2019 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019 included in the 2019 Annual Report. The balance sheet as of December 31, 2019 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2019 Annual Report.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Covid-19 pandemic will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

As of June 30, 2020, the Company owned a modern fleet of 116 dry bulk vessels consisting primarily of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,000 deadweight tonnage (“dwt”) and 210,000 dwt, and a combined carrying capacity of 12.9 million dwt.

2.       Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2019 Annual Report. Other than the recent accounting pronouncements adopted in the first six month period of 2020 and described below there have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2020.

Financial Instruments - Credit Losses (Topic 326):

In June 2016, the FASB issued ASU 2016-13- “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Several Codification Improvements have been issued since June 2016 with respect to this topic. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. On January 1, 2020, the Company adopted ASC 2016-13, "Financial Instruments - Credit Losses" (“ASC 326”). The accounting standard amended the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables but excluding those arising from operating leases. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020. The adoption of the accounting standard did not have any material impact on the Company’s condensed consolidated financial statements.

Fair Value Measurement (Topic 820):

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement.” The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this update. The Company has evaluated the impact of the adoption of this ASU and has determined that there is no effect on its condensed consolidated financial statements and accompanying notes.

Reference Rate Reform (Topic 848):

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The date of adoption of this optional guidance and the effect on its consolidated financial statements and accompanying notes is currently under evaluation by the Company.

3.       Transactions with Related Parties:

Except for what is described below, details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2020 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk Maritime S.A (collectively the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use own vessels or charter-in from the market to perform the COAs. During the second quarter of 2020 the Company earned $1,108 from such arrangement, which is included within “Voyage revenues” in the unaudited condensed consolidated statement of operations.

In May 2020, the Company received credit committee approval from Piraeus Bank for a loan of up to $50,350 (Note 15). One of the Company’s independent members of the board of directors currently serves as executive member of this financial institution. This director is not involved in the Company’s decisions with regards to the loan from this financial institution.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets

	December 31, 2019	June 30, 2020
Due from related parties
Oceanbulk Maritime and its affiliates	$327	$86
Interchart	11	3
AOM	195	—
Starocean	41	35
Product Shipping & Trading S.A.	16	16
Due from related parties	$590	$140

Due to related parties
Management and Directors Fees	$246	$169
Sydelle	19	—
Augustea Technoservices Ltd.	2,879	1,803
Coromel Maritime Limited	873	—
Due to related parties	$4,017	$1,972

Statements of Operations

	Six months ended June 30,
	2019	2020
Voyage expenses:
Voyage expenses-Interchart	$(1,950)	(1,890)
General and administrative expenses:
Consultancy fees	(328)	(327)
Directors compensation	(87)	(87)
Office rent - Combine Marine Ltd. & Alma Properties	(9)	(19)
General and administrative expenses - Oceanbulk Maritime and its affiliates	(78)	(143)
Management fees:
Management fees- Augustea Technoservices Ltd.	(3,254)	(3,276)
Management fees- Songa Shipmanagement Ltd.	(32)	—
Charter-in hire expenses:
Charter - in hire expenses - AOM	—	(1,654)
Charter - in hire expenses - Sydelle	—	(540)
Charter - in hire expenses - Coromel	—	(249)

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2019	June 30, 2020
Lubricants	$12,293	$12,896
Bunkers	38,860	34,276
Total	$51,153	$47,172

5.       Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2019	$3,410,923	$(445,396)	$2,965,527
- Acquisitions, improvements and other vessel costs	44,388	—	44,388
- Depreciation for the period	—	(69,958)	(69,958)
Balance, June 30, 2020	$3,455,311	$(515,354)	$2,939,957

As of June 30, 2020, 82 of the Company’s 116 vessels, having a net carrying value of $2,231,837, were subject to first-priority mortgages as collateral to their loan facilities (Note 8). The carrying value of the 34 vessels under bareboat lease agreements as of June 30, 2020 which meet the criteria of financing transactions and to which we act as lessees was $707,940 (Note 6). In addition, certain of the Company’s vessels having a net carrying value of $699,726 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities.

Vessels acquired / delivered / disposed of during the six-month period ended June 30, 2020

No vessel acquisitions or disposals took place during the six-month period ended June 30, 2020. The amounts reported under “Acquisitions, improvements, and other vessel costs” in the table above which incurred during the six months ended June 30, 2020 were made mainly in connection with the acquisition and installations of scrubber equipment and ballast water management systems on certain of the Company’s vessels.

6.       Lease financing:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report and the only new activities during the six-month period ended June 30, 2020 are (i) the repayment of the outstanding amounts under the lease agreements of Star Leo and Star Eleni with CMBL using the amounts drawn under the DSF $55,000 Facility (Note 8) and (ii) the drawdown of $16,983 in aggregate provided by CMBL for the Songa and Delphin Scrubbers. As of June 30, 2020, the Company had an additional $2,727 of available scrubber-related lease financing under the CMBL lease agreements which was drawn in July 2020.

The interest expense on the financial liability related to the Company’s finance leases for the six-month periods ended June 30, 2019 and 2020 was $14,652 and $8,771, respectively, and is included within “Interest and finance costs” in the unaudited interim condensed consolidated statements of operations. As of June 30, 2020, the net book value of the Company’s vessels under lease financing was $707,940, with accumulated amortization of $82,542. Depreciation expense for the bareboat chartered vessels for the six month periods ended June 30, 2019 and 2020 amounted to $12,688 and $15,747, respectively.

In connection with the refinancing of certain lease agreements, the Company incurred expenses of $1,399 and $53 in the six months ended June 30, 2019 and 2020, respectively. In addition, the Company wrote-off unamortized debt issuance costs of $25 and $541 in the six months ended June 30, 2019 and 2020, respectively. In the second half of 2020, such costs were mainly attributable to the refinancing of the lease agreements of Star Leo and Star Eleni with CMBL, discussed above. All amounts are included under “Loss on debt extinguishment,” in the unaudited interim condensed consolidated statements of operations.

The payments required to be made after June 30, 2020, for the outstanding lease financing obligations recognized on the balance sheet (the variable portion of which is based on the 3-month LIBOR of 0.302% as of June 30, 2020), are as follows:

Twelve month periods ending	Amount
June 30, 2021	$56,227
June 30, 2022	55,529
June 30, 2023	54,825
June 30, 2024	58,454
June 30, 2025	47,899
June 30, 2026 and thereafter	124,592
Total bareboat lease minimum payments	$397,526
Unamortized debt issuance costs	(3,021)
Total bareboat lease minimum payments, net	$394,505
Excluding bareboat lease interest	(31,894)
Lease financing – short term	48,178
Lease financing – long term	314,433

 The payments required to be made for the twelve month period ended June 30, 2021 are adjusted pursuant to the new refinancing agreements described in Note 15.

7.       Fair value of Above / Below Market Acquired Time Charters:

Details of the Company’s fair value of above/below market acquired time charters are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report and no change took place in the six month period ended June 30, 2020.

For the six-month period ended June 30, 2019, the amortization of fair value of the below market acquired time charters was $1,353 and of the above market acquired time charters was $167. For the six-month period ended June 30, 2020, the amortization of fair value of the below market acquired time charters was $718 and nil for the above market acquired time charters. Such amounts are included under “Voyage revenues” in the unaudited interim condensed consolidated statements of operations. The accumulated amortization of the below market time charters as of June 30, 2020 was $3,035.

The unamortized balance of the intangible liability as of June 30, 2020 of $1,755 is expected to be amortized over the weighted average period of 1.90 years as follows:

Twelve month periods ending	Amount
June 30, 2021	$924
June 30, 2022	831
June 30, 2023	—
Total	$1,755

8.       Long-term Debt:

Details of the Company’s credit facilities and debt securities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report and are supplemented by the below new activities.

New Financing Activities

(i) DSF $55,000 Facility:

On March 26, 2020, the Company entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55,000 Facility”) for the financing of an amount of up to $55,000. The facility is available in two tranches of $27,500 each, which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of Star Eleni and Star Leo (Note 6). Each tranche is repayable in 10 equal consecutive, semi-annual principal payments of $1,058 and a balloon payment of $16,923 payable simultaneously with the last installment, which is due in April 2025. The DSF $55,000 Facility is secured by a first priority mortgage on the two vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55,000 Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

(ii) HSBC Working Capital Facility:

During the six months ended June 30, 2020, the Company drew down an aggregate amount of $53,762 under the HSBC Working Capital facility and repaid an aggregate amount of $24,182.

Scrubber Financing:

During the six months ended June 30, 2020, the Company drew down an amount of (i) $3,331 under the Atradius Facility, (ii) $18,798 under the DNB $310,000 Facility and (iii) $1,260 under the SEB Facility to finance the acquisition and installation of scrubber equipment for several of its vessels. As of June 30, 2020 no additional scrubber related bank debt is available to the Company.

The Company’s credit facilities contain financial covenants and undertaking, a summary of these terms included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

As of December 31, 2019 and June 30, 2020, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2019 and June 30, 2020, the Company was required to maintain a minimum liquidity, legally restricted, of $8,443 and $30,114, which is included within “Restricted cash, current and non-current” in the consolidated balance sheets. The increase in restricted cash is attributable to the increase in collateral required under certain of the Company’s financial instruments as described in Note 13.

As of June 30, 2020, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes.

The principal payments required to be made after June 30, 2020 for all of the then-outstanding bank debt, are as follows:

Twelve month periods ending	Amount
June 30, 2021	$171,876
June 30, 2022	153,199
June 30, 2023	161,273
June 30, 2024	377,792
June 30, 2025	115,139
June 30, 2026 and thereafter	186,944
Total Long term debt	$1,166,223
Unamortized debt issuance costs	(16,500)
Total Long term debt, net	$1,149,723
Current portion of long term debt	171,876
Long term debt, net	977,847

The current portion of long term debt as of June 30, 2020, includes the scheduled loan repayments for the twelve month period ended June 30, 2021 according to the outstanding loan agreements adjusted also in connection with the new refinancing agreements as described in Note 15.

The 2022 Notes mature in November 2022 and are presented in the consolidated balance sheets as of June 30, 2020 net of unamortized debt issuance costs of $975.

For the six-month periods ended June 30, 2019 and 2020, the Company’s existing financing agreements (including finance lease agreements) bore interest at a weighted-average rate of approximately 5.65% and 4.13%, respectively.

All of the Company’s financing agreements (including finance lease agreements) bear interest at LIBOR plus a margin, except for the DSF $55,000 Facility as noted above. The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six months ended June 30,
	2019	2020
Interest on financing agreements	$41,034	$33,818
Less: Interest capitalized	(629)	—
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	—	(492)
Amortization of debt issuance costs	2,575	3,663
Other bank and finance charges	846	1,392
Interest and finance costs	$43,826	$38,381

During the six-month period ended June 30, 2019, the Company incurred expenses of $115 and wrote-off an amount of $80 of unamortized debt issuance costs in connection with the refinancing of certain credit facilities. During the six months ended June 30, 2020, the Company incurred expenses of $24 in connection with certain previous refinancings. All amounts are included under “Loss on debt extinguishment” in the unaudited interim condensed consolidated statements of operations.

9.       Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

During the six months ended June 30, 2020, the Company issued 1,300 common shares pursuant to its 2019 Plan.

During the six months ended June 30, 2020 the Company paid a cash dividend of $ 4,804 (or $0.05 per common share) for the fourth quarter of 2019, in line with the dividend policy established in November 2019.

10.       Earnings / (Loss) per Share:

The computation of basic earnings/(loss) per share is based on the weighted average number of common shares outstanding for the six-months ended June 30, 2019 and 2020. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings/(loss) per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive. Diluted net loss per share for the six-months ended June 30, 2019 does not include the effect of the 956,500 non-vested shares and of the 104,250 non-vested share options outstanding as of that date, as that effect was anti-dilutive. Diluted earnings per share for the six months ended June 30, 2020 does not include the effect of the 1,371,038 non-vested shares outstanding as of that date, as their effect was anti-dilutive.

The Company calculates basic and diluted earnings / (loss) per share as follows:

	Six months ended June 30,
	2019	2020
Income / (Loss) :
Net income / (loss)	$(45,515)	$(41,365)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	92,457,415	95,797,142
Basic earnings / (loss) per share	$(0.49)	$(0.43)

Effect of dilutive securities:
Dillutive effect of non vested shares	—	—
Weighted average common shares outstanding, diluted	92,457,415	95,797,142

Diluted earnings / (loss) per share	$(0.49)	$(0.43)

11.       Equity Incentive Plans:

Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2019 are discussed in Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

On May 25, 2020, the Company’s Board of Directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) and reserved for issuance 1,100,000 common shares thereunder. The terms and conditions of the 2020 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, all of the 1,100,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 855,380 restricted common shares vest in August 2020, 122,310 restricted common shares vest in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.  The fair value of each share was $5.09, based on the closing price of the Company’s common shares on the grant date.

For the six-month periods ended June 30, 2019 and 2020, the share-based compensation cost recognized was $2,857 and $2,451, respectively. In addition, as of December 31, 2019, the Company had recognized compensation cost of $1,235 for the 400,000 RSUs, which at that time were considered probable to vest. As of June 30, 2020, the Company determined that the current likelihood of vesting for any of the 4,000,000 RSUs does not meet a “more likely than not” threshold under US GAAP. As a result, the previously recognized expense of $1,235 was reversed during the six month period ended June 30, 2020. These amounts are included under “General and administrative expenses” in the unaudited interim condensed consolidated statements of operations.

A summary of the status of the Company’s non-vested restricted shares as of June 30, 2020 and the movement during the six-month period ended June 30, 2020 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2020	271,038	$9.28
Granted	1,100,000	5.09
Unvested as at June 30, 2020	1,371,038	$5.92

As of June 30, 2020 the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $4,608 and is expected to be recognized over the weighted average period of 0.86 years.

12.       Commitments and Contingencies:

a)        Commitments:

The following table sets forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at June 30, 2020.

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2021	2022	2023	2024	2025	2026 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$48,460	$48,460	$—	$—	$—	$—	$—
Future, minimum, charter-in hire payments (2)	(474)	(474)	—	—	—	—	—
Office rent	(1,028)	(314)	(319)	(269)	(104)	(22)	—
Total	$46,958	$47,672	$(319)	$(269)	$(104)	$(22)	$—

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2020, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s commitments under the existing, as of June 30, 2020, time charter-in arrangements for vessels not owned by the Company.

b)        Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

13.       Fair value measurements and Hedging:

Fair value measurements

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

Interest rate swaps

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risks associated with changing interest rates with respect to certain of its credit facilities.

As of December 31, 2019 the Company had no interest rate swaps open positions.

During the six month period ended June 30, 2020, the Company entered into various interest rate swaps with ING Bank N.V (“ING”), DNB Bank ASA (“DNB”), Skandinaviska Enskilda Banken AB (“SEB”) and Citibank Europe PLC (“Citi”) to convert a portion of its debt from floating to fixed rate. The following table summarizes the interest rate swaps in place as of June 30, 2020.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Amortizing Notional amount
ING	10 March 2020	29 March 2020	29 March 2026	0.7000%	from $29.96 mil to $17.65 mil
DNB	25 March 2020	30 March 2020	28 September 2023	0.6370%	from $128.91 mil to $51.02 mil
SEB	25 March 2020	30 March 2020	28 September 2023	0.6320%	from $51.57 mil to $20.41 mil
ING	10 March 2020	2 April 2020	2 October 2025	0.7000%	from $19.69 mil to $9.84 mil
ING	10 March 2020	2 April 2020	2 October 2025	0.7000%	from $19.69 mil to $9.84 mil
ING	18 March 2020	3 April 2020	3 April 2023	0.6750%	from $16.16 mil to $12.74 mil
SEB	6 March 2020	30 April 2020	30 January 2025	0.7270%	from $29.44 mil to $19.25 mil
SEB	6 March 2020	30 April 2020	30 January 2025	0.7270%	from $29.44 mil to $19.25 mil
Citi	11 June 2020	30 July 2020	18 October 2023	0.3300%	from $104.45 mil to $60.65 mil
Citi	11 June 2020	10 August 2020	10 May 2024	0.3510%	from $56.07 mil to $37.91 mil
Citi	11 June 2020	22 June 2020	20 December 2023	0.3380%	from $94.54 mil to $51.25 mil
Citi	11 June 2020	29 June 2020	28 August 2023	0.3280%	from $56.915 mil to $31.235 mil
Citi	11 June 2020	21 July 2020	21 July 2023	0.3250%	from $99.815 mil to $75.42 mil
Citi	11 June 2020	28 August 2020	28 May 2024	0.3520%	from $31.35 mil to $21.13 mil
Citi	11 June 2020	1 September 2020	1 March 2024	0.3430%	from $33.39 mil to $25.35 mil

The above interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the six-month period ended June 30, 2020.

A loss of approximately $1,621 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Freight Derivatives and Bunker Swaps

During the year ended December 31, 2019 and the six-month period ended June 30, 2020, the Company entered into a certain number of freight derivatives, including freight forward agreements (“FFAs”), freight options and bunker swaps, the results of which for the six-month periods ended June 30, 2019 and 2020 and the valuation of their open positions as at December 31, 2019 and June 30, 2020 are presented in the tables below.

As of June 30, 2020, the Company had outstanding hedging for (i) 71,000 metric tons of its estimated fuel consumption by selling the 2020 Singapore spread between Very Low Sulfur Fuel oil (VLSFO) – High Sulfur Fuel Oil (HSFO) at an average price of $232 per ton for the remainder of 2020 and (ii) 24,000 metric tons of its estimated fuel consumption by selling the 2021 Singapore spread between VLSFO –HSFO at an average price of $106 per ton.

The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated statements of operations, are analyzed as follows:

	Six months ended June 30,
	2019	2020
Consolidated Statement of Operations

Interest and finance costs
Reclassification adjustments of interest rate swap gain/(loss) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	—	492
Total Gain/(loss) recognized	$—	$492

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on forward freight agreements and freight options	8,337	11,635
Realized gain/(loss) on bunker swaps	33	7,957
Unrealized gain/(loss) on forward freight agreements and freight options	(2,290)	(12,555)
Unrealized gain/(loss) on bunker swaps	1,303	12,495
Total Gain/(loss) recognized	$7,383	$19,532

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2019 and June 30, 2020. The fair value of freight derivatives and bunker swaps was determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX)), while the fair value of the interest rate swaps was determined through Level 2 inputs of the fair value hierarchy (such as interest rate curves).

Quoted Prices in Active Markets for Identical Assets (Level 1)
		December 31, 2019		June 30, 2020
	Balance Sheet location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Freight derivatives - current	Derivatives, current asset portion	$ 216	—	$ 1,171	—
Bunker swaps - current	Derivatives, current asset portion	—	—	$ 10,771	—
Total		$ 216	—	$ 11,942	—
LIABILITIES
Freight derivatives - current	Derivatives, current liability portion	—	—	$ 12,893	—
Bunker swaps - current	Derivatives, current liability portion	$ 1,724	—	—	—
Total		$ 1,724	—	$ 12,893	—

		Significant Other Observable Inputs (Level 2)
		December 31, 2019		June 30, 2020
	Balance Sheet location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$ —	$—	$ —	108
Total		$—	—	$—	108
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$—	—	$—	1,526
Interest rate swaps - non-current	Derivatives, non-current liability portion	$—	—	$—	3,757
Total		$—	—	$—	5,283

Certain of the Company’s financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2019 and June 30, 2020 amounted to $407 and $22,617, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of June 30, 2020, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility, measured through level 2 inputs (such as interest rate curves) is $55,667, which is $667 higher than the loans book value of $55,000.

The 2022 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ ), was $48,800 as of June 30, 2020.

14.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the six month periods ended June 30, 2019 and 2020, as presented in the consolidated statement of operation:

	Six months ended June 30,
	2019	2020

Time charters	$176,709	$125,619
Voyage charters	145,443	181,781
Pool revenues	2,130	(404)
	$324,282	$306,996

As of June 30, 2020, trade accounts receivable, net decreased by $26,563, and deferred revenue increased by $3,777 compared to December 31, 2019. These changes were mainly attributable to the timing of collections along with the significant decline in charter hire rates during the six months ended June 30, 2020.

Further, as of June 30, 2020, deferred assets related to revenue contracts (included within “Other current assets”) increased by $429 compared to December 31, 2019, from $2,859 to $3,288. This change was mainly attributable to the increase in the number of the voyage contracts in progress as of June 30, 2020 and the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $7,374 as unearned revenue related to voyages in progress as of December 31, 2019, which were recognized in earnings in the six month period ended June 30, 2020 as the performance obligations were satisfied in that period.

On January 1, 2020, the Company adopted ASC 2016-13, "Financial Instruments - Credit Losses" ("ASC 326"). The accounting standard amended the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020. There was no cumulative effect upon adoption to the Company’s condensed consolidated financial statements.

The adoption of ASC 326 primarily affects the way the Company’s trade receivables are recorded on the condensed consolidated balance sheet. The Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the unaudited interim condensed consolidated statements of operations. Upon adoption of ASC 326, the Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status and made judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considered charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. For the six months ended June 30, 2020, the Company’s assessment considered business and market disruptions caused by COVID-19 and estimates of expected emerging credit and collectability trends. The continued volatility in market conditions and evolving shifts in credit trends are difficult to predict causing variability and volatility that may have a material impact on the Company’s allowance for credit losses in future periods. No allowance for credit losses on accounts receivable was made as of June 30, 2020, as the resulting effect was insignificant.

15.     Subsequent Events:

·	On July 1, 2020, the Company entered into an amended and restated facility agreement with ING Bank N.V., London Branch the “ING 170,600 Facility”, in order to increase the financing by $70,000 and to include additional borrowers under the existing ING $100,600 Facility. The additional financing amount of $70,000 is available in six tranches which were drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona. Each tranche is repayable in 24 equal consecutive, quarterly principal payments. The ING $170,600 Facility is secured also by a first priority mortgage on the aforementioned additional vessels.

·	On July 2, 2020, the Company entered into a loan agreement with Alpha Bank S.A. for a loan of up to $35,000 (the “Alpha Bank 35,000 Facility”). The amount of $35,000 was available in three tranches. The first two tranches of $11,000 and $9,000 were drawn on July 6, 2020 and used to refinance the outstanding amounts under the lease agreements with CMBL of the vessels Star Sky and Stardust. The third tranche of $15,000 was drawn on July 31, 2020 and used to refinance the outstanding amount of Star Martha under the DVB $24,750 Facility. Each tranche is repayable in 20 consecutive, quarterly principal payments ranging from $260 to $425 and a balloon payment ranging from $3,800 to $6,500 payable simultaneously with the last quarterly installment, which is due in July 2025. The Alpha Bank 35,000 Facility is secured by first priority mortgages on the aforementioned vessels.

·	On July 3, 2020, the Company entered into a loan agreement Piraeus Bank S.A. (Note 3) for a loan of up to $50,350 (the “Piraeus Bank $50,350 Facility”). The amount of $50,350 was drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Glory. The loan amount is repayable in 20 consecutive, quarterly principal payments of $1,100 for each of the first four quarters and of $1,300 for each of the remaining 16 quarters, and a balloon payment of $25,150 payable simultaneously with the last quarterly installment, which is due in July 2025. The Piraeus Bank $50,350 Facility is secured by first priority mortgages on the five aforementioned vessels.

·	On July 10, 2020, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17,600 (the “NTT $17,600 Facility”). The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso. The facility is repayable in 20 consecutive quarterly principal payments of $476 and a balloon payment of $8,086, which is due in July 2025. The NTT $17,600 Facility is secured by first priority mortgage on the aforementioned vessel.

·

In July 2020, the Company signed a commitment letter with CMBL to sell and leaseback the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and 31, 2020, the Company received $82,764 in an aggregate amount in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels except for the vessel Diva. The amount received was used to refinance the outstanding amounts under the loan and lease agreements of the aforementioned vessels. The agreement with CMBL to sell and leaseback the vessel Diva is expected to be finalized by the end of November and approximately $8,000 is expected to be received. The amount received will be used to refinance the outstanding amount under the loan agreement for the vessel Diva. The lease terms are for five years with a purchase option price at a significant lower level compared to the expected fair value of each vessel at the expiration of the bareboat charters term. This transaction will be treated as a financing transaction.

·	In July 2020, the Company signed a commitment letter with a Japanese financial institution to sell and leaseback the vessel Star Lutas. An amount of $16,000 was received on September 18, 2020, pursuant to the sale and leaseback agreement, which was used to refinance the outstanding amount under the loan agreement of the vessel. The lease term is for seven years with a purchase obligation at the expiration of the bareboat charter term. This transaction will be treated as a financing transaction.

·	In July 2020, the Company signed a commitment letter with a Chinese financial institution to sell and leaseback three of its Newcastlemax vessels. An amount of $93,150 in aggregate, was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to refinance the outstanding amount under the loan agreement of the three vessels. The lease terms are for 10 years with a purchase obligation at the expiration of the bareboat charters term. This transaction will be treated as a financing transaction.

·	In July 2020, the Company signed a commitment letter with SPDB Financial Leasing Co. Ltd to sell and leaseback the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an amount of $76,500 in aggregate, was received pursuant to the five sale and leaseback agreements, which was used to refinance the outstanding amount under the loan agreement of the five vessels. The lease terms are for eight years with a purchase obligation at the expiration of the bareboat charters term. This transaction will be treated as a financing transaction.

In connection with the above mentioned debt refinancing transactions, the Company as of the date of these financial statements has received aggregate net proceeds of approximately $113.5 million.

·	Subsequently to June 30, 2020 the Company entered into certain interest rate swaps with ING (“ING”), Piraeus Bank and Alpha Bank to convert a portion of its debt from floating to a fixed rate. The following table summarizes these interest rate swaps:

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Amortizing Notional amount
Piraeus Bank	6 July 2020	6 July 2020	6 July 2025	0.39%	from $50.35 mil to $26.45 mil
ING	8 July 2020	6 July 2020	6 July 2026	0.37%	from $70.00 mil to $2.92 mil
Alpha Bank	3 August 2020	6 July 2020	7 July 2025	0.32%	from $35.00 mil to $16.00 mil